Exhibit 99.1

EXECUTION VERSION

SHARE REPURCHASE AGREEMENT

dated as of

March 13, 2024

between

Altria Group, Inc.

and

Anheuser-Busch InBev SA/NV

i

SHARE REPURCHASE AGREEMENT

This Share Repurchase Agreement, dated as of March 13, 2024 (this “Agreement”), is made between Altria Group, Inc., a corporation formed under the laws of the Commonwealth of Virginia (the “Selling Shareholder”) and Anheuser-Busch InBev SA/NV, a public limited liability company (société anonyme/naamloze vennootschap) formed under the laws of Belgium (the “Company”).

WHEREAS, the Selling Shareholder wishes to offer and sell ordinary shares of the Company (the “Ordinary Shares”) in the United States pursuant to the U.S. shelf registration statement to be filed by the Company in an underwritten registered offering (the “U.S. Public Offering”) and in the European Economic Area in a concurrent private placement to any legal entity which is a qualified investor within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended (the “Prospectus Regulation”) (the “EEA Private Placement”, and together with the U.S. Public Offering, the “Secondary Offering”);

WHEREAS, concurrently with the Secondary Offering, the Selling Shareholder wishes to sell to the Company, and the Company wishes to purchase from the Selling Shareholder, Ordinary Shares on the terms and subject to the conditions set forth in this Agreement (the “Repurchase Transaction”); and

WHEREAS, the board of directors of the Company (the “Board”) has approved the Repurchase Transaction.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

Article 1

SALE AND REPURCHASE

1.1 Repurchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), the Selling Shareholder shall sell and transfer to the Company, and the Company shall purchase from the Selling Shareholder, a number of Ordinary Shares, all or part of which will result from the conversion by the Selling Shareholder of restricted shares of the Company into Ordinary Shares between the date of this Agreement and the Closing Date (defined below) (the “Repurchased Shares”), equal to (a) (i) two hundred million U.S. dollars ($200,000,000.00) (the “Purchase Price”), divided by (ii) the Agreed FX Rate (defined below), divided by (b) the Per Share Purchase Price (defined below), with the number of Repurchased Shares rounded down to the nearest whole share. “Per Share Purchase Price” means the lesser of (a) (i) the per share price to be paid by the underwriters to the Selling Shareholder in connection with the U.S. Public Offering, pursuant to that certain underwriting agreement to be entered into by and between the Selling Shareholder and each of the underwriters party thereto (which price the Selling Shareholder hereby represents to the Company is net of all underwriting compensation, discounts, fees and commissions payable by the Selling Shareholder to the underwriters in connection with the Secondary Offering), divided by (ii) the Agreed FX Rate and (b) the highest current independent bid on Euronext Brussels for the Ordinary Shares (as referred to in article 8:5, first paragraph, second indent, of the Belgian Royal Decree of 29 April 2019 implementing the Belgian Companies and Associations Code) available at the time when the per share purchase price to be paid by the underwriters in the U.S. Offering is determined. The “Agreed FX Rate” means the EUR/USD exchange rate, as of the time of pricing for the Secondary Offering, as reported on the Bloomberg screen page “BFIX EURUSD” (or if such screen is unavailable, a generally recognized source for currency quotations agreed between the Parties, acting reasonable, with quotes as of a time as close as reasonably possible to the aforementioned.

1.2 Closing. The closing of the Repurchase Transaction (the “Closing”) shall be held at the offices of Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, United Kingdom at the time specified for the closing in the underwriting agreement for the Secondary Offering, subject to the satisfaction or waiver of the conditions set forth in Section 1.5 below (the date on which the Closing actually occurs is referred to herein as the “Closing Date”). At the Closing:

(a) the Selling Shareholder or a duly authorized attorney-in-fact of the Selling Shareholder and the Company or a duly authorized attorney-in-fact of the Company shall record the transfer of the Repurchased Shares owned by the Selling Shareholder to the Company in the Company’s share register; and

(b) the Company shall pay to the Selling Shareholder the Purchase Price in U.S. dollars, free and clear of, and without deduction or withholding for or on account of, any taxes, in immediately available funds by wire transfer pursuant to the wire instructions set forth on Annex A hereto.

1.3 Power of Attorney. The Selling Shareholder and the Company hereby appoint each director of the Company, Jan Vandermeersch and Guy Ernotte Dumont, acting jointly or individually, with power to substitute, as their attorney-in-fact to record the Repurchase Transaction in the Company’s share register at the Closing, and to take any other action and sign any other document as may be reasonably necessary in order for the Closing to be enforceable against the Company and third parties.

1.4 Closing Conditions.

(a) The obligation of the Selling Shareholder to sell the Repurchased Shares to the Company and the obligation of the Company to purchase and pay for the Repurchased Shares on the Closing Date are subject to the consummation of the Secondary Offering.

(b) The obligation of the Company to purchase and pay for the Repurchased Shares on the Closing Date is subject to the additional condition that each representation and warranty made by the Selling Shareholder in Article 2 below shall be true and correct on and as of the Closing Date as though made as of the Closing Date.

(c) The obligation of the Selling Shareholder to sell the Repurchased Shares on the Closing Date is subject to the additional condition that each representation and warranty made by the Company in Article 3 below shall be true and correct on and as of the Closing Date as though made as of the Closing Date.

Article 2

REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDER

The Selling Shareholder hereby makes the following representations and warranties to the Company:

2.1 Existence. The Selling Shareholder has been duly formed and is validly existing under the laws of the Commonwealth of Virginia.

2.2 Power and Authority. The Selling Shareholder has the full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation of the transaction contemplated hereby has been duly and validly taken.

2.3 Authorization. This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Shareholder and constitutes a valid and binding agreement of the Selling Shareholder enforceable in accordance with its terms, except to the extent enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

2.4 No Conflicts. The execution, delivery and performance by the Selling Shareholder of this Agreement will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound, (b) result in any violation of the provisions of the organizational documents of the Selling Shareholder or (c) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (a) and (c) above, for any such conflict, breach, violation or default that would not materially and adversely affect the sale of the Repurchased Shares and the consummation of any other transaction herein contemplated.

2.5 Title. As of the date hereof and immediately prior to the delivery of the Repurchased Shares at the Closing, the Selling Shareholder is, and will be, the sole legal owner of, and holds, and will hold, good and valid title to the Repurchased Shares, free and clear of all liens, claims, security interests and other encumbrances.

Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the following representations and warranties to the Selling Shareholder:

3.1 Existence. The Company has been duly organized and is validly existing under the laws of Belgium.

3.2 Power and Authority. The Company has the full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation of the transaction contemplated hereby has been duly and validly taken and the Company confirms that is has been duly authorized by its general meeting of 28 April 2021 to acquire the Repurchased Shares, in accordance with article 7:215, §1 of the Belgian Companies and Associations Code.

3.3 Authorization. This Agreement has been duly authorized, executed and delivered by or on behalf of the Company and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

3.4 No Conflicts. The execution, delivery and performance by the Company of this Agreement will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, (b) result in any violation of the provisions of the organizational documents of the Company or any of its subsidiaries or (c) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (a) and (c) above, for any such conflict, breach violation or default that would not materially and adversely affect the purchase of the Repurchased Shares and the consummation of any other transaction herein contemplated.

3.5 Sufficient Funds. The Company will have, as of the Closing Date, legally available cash sufficient to consummate the Repurchase Transaction.

Article 4

MISCELLANEOUS

4.1 Termination. This Agreement may be terminated prior to the Closing (a) by mutual written consent of the Company (at the direction of the Board) and the Selling Shareholder or (b) by either the Company (at the direction of the Board) or the Selling Shareholder on or after 11:59 p.m. EDT on March 19, 2024 if the underwriting agreement has not been entered into in connection with the Secondary Offering by such time, unless such time is extended by the mutual written consent of the Selling Shareholder and the Company; provided, however, that the right to terminate this Agreement pursuant to this clause (b) shall not be available to (i) the Selling Shareholder if the Selling Shareholder failed to perform or observe in any material respect any of its obligations under this Agreement in any manner that shall have been the principal cause of or resulted in the failure of the Closing to occur on or before such date or (b) the Company if the Company failed to perform or observe in any material respect any of its obligations under this Agreement in any manner that shall have been the principal cause of or resulted in the failure of the Closing to occur on or before such date.

4.2 Further Assurances. Each party hereto agrees to execute and deliver, or cause to be executed and delivered, such agreements, instruments and other documents, and take such other actions consistent with the terms of this Agreement, as the other party may reasonably require from time to time in order to carry out the purposes of this Agreement, including the notification by the Company to the Belgian Financial Services and Markets Authority of the acquisition of the Repurchased Shares, in accordance with article 7:215, §2 of the Belgian Companies and Associations Code.

4.3 Public Announcements. No party hereto nor any of its affiliates shall make any public announcements or otherwise communicate with any news media with respect to this Agreement or the transactions contemplated hereby (a “Public Announcement”), without prior consultation with the other party as to the timing and contents of any such announcement or communications, except to the extent a party hereto and/or its affiliates are not allowed or reasonably able to consult with the other party as a result of applicable law or regulation, any order of a court of competent jurisdiction or any request of a competent governmental, judicial or regulatory authority or body.

4.4 Expenses. Each party hereto agrees to pay its own costs and expenses associated with this Agreement and the Repurchase Transaction.

4.5 Survival. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive until the earliest of (i) the termination of this Agreement, and (ii) the consummation of the Repurchase Transaction.

4.6 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only by written agreement executed by the parties hereto. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

4.7 Assignment; Binding Agreement. This Agreement and the rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto, and neither party may assign any of its rights or delegate any of its obligations hereunder without the express written consent of the other party.

4.8 No Third Party Beneficiaries. Nothing in this Agreement shall convey any rights upon any person or entity which is not a party or a successor or permitted assignee of a party to this Agreement.

4.9 Entire Agreement. This Agreement, the letter of intent executed by the parties on February 21, 2024 and the tax allocation agreement entered into between the parties on the date hereof (“Tax Allocation Agreement”), constitute the sole and entire agreement among the parties with respect to the subject matter of this Agreement, and supersedes all prior representations, agreements and understandings, written or oral, with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary contained in this Agreement or the Tax Allocation Agreement, neither this Agreement nor the Tax Allocation Agreement amend or alter the Amended and Restated Tax Matters Agreement entered into between the parties on August 25, 2016, which remains in full force and effect.

4.10 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law. To the extent that any such provision is so held to be invalid, illegal or unenforceable, the parties shall in good faith use commercially reasonable efforts to find and effect an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

4.11 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original (including signatures delivered via facsimile or electronic mail) with the same effect as if the signatures thereto and hereto were upon the same instrument. The parties hereto may deliver this Agreement by facsimile or by electronic mail and each party shall be permitted to rely on the signatures so transmitted to the same extent and effect as if they were original signatures.

4.12 GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS AND DUTIES OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

4.13 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL. Each party to this Agreement hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated thereby; provided, that such consent to jurisdiction is solely for the purpose referred to in this Section 4.13 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each of the parties hereby agrees not to commence any such action, suit or proceeding other than before one of the above-named courts. Each of the parties further consents to the service of process in any suit, action or proceeding in such courts by the mailing thereof by either of parties hereto by registered or certified mail, postage prepaid, to the other party at its address specified in clause 4.14. Each party agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to serve legal process in any other manner permitted by law or to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.14 Notices.

(a) Unless otherwise provided in this Agreement, all notices and other communications provided for hereunder shall be dated and in writing and shall be deemed to have been given (i) when delivered, if delivered personally, sent by confirmed telecopy or sent by registered or certified mail, return receipt requested, postage prepaid, provided that such delivery is completed during normal business hours of the recipient, failing which such notice shall be deemed to have been given on the next business day, (ii) on the next business day if sent by overnight courier and delivered on such business day within ordinary business hours and, if not, the next business day following delivery; and (iii) when received, if received during normal business hours and, if not, the next business day after receipt, if delivered by means other than those specified above. Such notices shall be delivered to the address set forth below, or to such other address as a party shall have furnished to the other party in accordance with this Section.

If to the Selling Shareholder, to:

Attention:	Daniel J. Bryant, and Michael Hinchcliffe

Physical address:	6601 West Broad Street,
Richmond, Virginia, 23230
USA

Email address:	Daniel.J.Bryant@altria.com,
jeffery.m.hinchcliffe@altria.com

with copies to (but such copies shall not constitute notice):

Attention:	Andrew J. Nussbaum and Zachary S.
Podolsky

Physical address:	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
USA

Email address:	AJNussbaum@wlrk.com,
ZSPodolsky@wlrk.com

If to the Company:

Attention:	Fernando Tennenbaum, Ann Randon, John
Blood, and Thomas Larson

Physical address:	Brouwerijplein 1,
3000 Leuven, Belgium

Email address:	fernando.tennenbaum@ab-inbev.com,
ann.randon@ab-inbev.com,
john.blood@ab-inbev.com,
thomas.larson@anheuser-busch.com

with copies to (but such copies shall not constitute notice):

Attention:	John Horsfield-Bradbury, Francis Aquila, and George Sampas

Physical address:	1 New Fetter Lane London EC4A 1AN

Email address:	horsfieldbradburyj@sullcrom.com,
aquilaf@sullcrom.com,
sampasg@sullcrom.com

4.15 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. When used in this Agreement, “person” shall mean any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, other entity or unincorporated organization or government or other agency or political subdivision thereof.

[Signature Page Follows]

In witness whereof, the parties have caused this Share Repurchase Agreement to be executed and delivered as of the date first above written.

ALTRIA GROUP, INC.

By:	/s/ Daniel J. Bryant
Name: Daniel J. Bryant
Title: Vice President and Treasurer

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Ann Randon
Name: Ann Randon
Title: Authorized Signatory

By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Authorized Signatory

[Signature Page to Share Repurchase Agreement]

Annex A

[Omitted]